FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of February 2004                    Commission file number 1-12260


                                 DE RIGO S.P.A.
                 (Translation of Registrant's name into English)



                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     (Check One) Form 20-F  x   Form 40-F
                          ----            ----



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



     (Check One) Yes     No  x
                   ----    ----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For further information, please contact:                         5 February 2004
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

                                     DE RIGO
                        announces sales results for 2003

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 504.8 m(1) for 2003, a 1.5% decrease as compared with last year. The overall sales results were negatively affected by the appreciation of the Euro against other currencies in which De Rigo makes sales. When calculated on a constant exchange rate basis,(2) De Rigo's consolidated net sales increased by 3.5%.



Highlights of the Group's unaudited sales results for 2003 include:


o Consolidated net sales amounted to EUR 504.8 m, as compared with EUR 512.5 m posted in 2002.

o Wholesale & manufacturing sales amounted to EUR 136.2 m, a decrease of 3.5% as compared with EUR 141.1 m posted in 2002, primarily reflecting softer sales results in certain European markets and lower sales to Eyewear International Distribution ("EID"), the former joint-venture with the Prada Group. Foreign currency translation differences accounted for a decrease of 1.6% in the total figure; as a consequence wholesale & manufacturing sales decreased by only 1.9% on a constant exchange rate basis.

o    Sales through retail companies increased by 0.5% to EUR 361.5 m from EUR
     359.6 m in 2002. When calculated on a constant exchange rate basis, sales through the retail companies increased by 7.0%.

o As a result of De Rigo's July 2003 sale of its controlling interest in EID, De Rigo recorded sales through EID of only EUR 19.8 m in 2003, as compared with sales of EUR 31.2 m in 2002.(3)

-------------------------

1 The Group reports its results in Euro. On February 3rd, 2004, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD
1.2585. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy ("Italian GAAP").

2 For more details on these currency effects, including a reconciliation of the constant exchange rate results to the Group's Italian GAAP sales results, see the tables on page 2 of this release.

3 As previously announced, on July 23, 2003, De Rigo sold its 51% interest in EID, the former joint venture for the marketing and distribution of Prada eyewear, to the Prada Group. As a consequence of this transaction, EID is no longer one of De Rigo's business segments and its results for the third quarter and fourth quarter of 2003 have not been consolidated in the De Rigo Group's results for those periods. Accordingly, the EUR 19.8 m in sales reported for the former segment in 2003 only reflects EID's results for the first six months of 2003, prior to the Group's sale of its interest.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis, as well as sales for each of its three principal business segments (wholesale & manufacturing, retail and EID) during all or a portion of the periods under review. In calculating its consolidated net sales and revenues, De Rigo has eliminated the intercompany sales among the Group's business segments, as detailed in the following table:

NET SALES BY BUSINESS SEGMENT (Euro in millions)

                                    -----------------------------------------------------------------------------
                                        2002        2003                     2003           2003
                                      Reported    Reported   % change     Effect of       Sales at     % change
                                       sales        sales                application      constant
                                                                         of constant   exchange rates
                                                                        exchange rates  (Non-GAAP)(4)
                                    -----------------------------------------------------------------------------
Wholesale & Manufacturing                 141.1       136.2     -3.5%          2.2           138.4         -1.9%
Retail                                    359.6       361.5     +0.5%         23.2           384.7         +7.0%
         - D&A                            236.2       230.8     -2.3%         23.2           254.0         +7.5%
         - GO                             123.4       130.7     +5.9%          0.0           130.7         +5.9%
EID(5)                                     31.2        19.8    -36.5%          0.0            19.8        -36.5%
Elimination of Intercompany Sales         -19.4       -12.7    -34.5%          0.0           -12.7        -34.5%
                                    -----------------------------------------------------------------------------
Consolidated net sales                    512.5       504.8     -1.5%         25.4           530.2         +3.5%
                                    -----------------------------------------------------------------------------


Consolidated net sales

The Group's consolidated net sales of EUR 504.8 m were broken down as follows: eyewear sales of EUR 235.8 m, lens sales of EUR 143.7 m, contact lens sales of EUR 74.7 m and other sales and revenues of EUR 50.6 m, as compared with sales of EUR 245.4 m, EUR 138.7 m, EUR 76.5 m and EUR 51.9 m, respectively, for 2002.

Foreign currency translation differences had a negative effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, Japanese Yen and Hong Kong Dollars, as the average exchange rates for these currencies in 2003 were less favourable to the Group than those during 2002. As shown in the table above, when calculated on a constant exchange rate basis, De Rigo's consolidated net sales increased by 3.5%.

Analysing consolidated net sales by geographic area, net sales in Europe decreased by 2.2% to EUR 453.8 m, primarily as a result of the appreciation of the Euro against the Pound Sterling. Net sales in the Americas remained unchanged at EUR 12.0 m. Net sales in the Rest of the World increased by 6.6% to EUR 39.0 m, primarily as a result of increased unit sales in the Far East, the positive effects of which were only partially offset by the unfavourable trend in Japanese Yen and Hong Kong Dollar exchange rates and by the negative effects on consumption during the first half of the year due to the impact of the SARS crisis and the war in Iraq.

The overall consolidated net sales results reflected the contribution of the Group's principal business segments:


--------------------------------------
4 In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for 2003 on the basis of the same average exchange rates used to calculate sales for 2002. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis. The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

5 See note 3 on page 1 of this release.

Wholesale & manufacturing

Wholesale & manufacturing sales amounted to EUR 136.2 m, a decrease of 3.5% as compared with EUR 141.1 m posted in 2002. When calculated on a constant exchange rate basis, the business segment's sales decreased by 1.9%.

The decrease in wholesale & manufacturing sales was primarily due to lower unit sales in certain European markets, primarily in Italy, as well as to a decline in the segment's sales to EID.

Softer sales in certain European markets and to EID were partially offset by strong growth in the Rest of the World area, where the segment posted a 18.8% increase in sales. The increase was driven by very good results in the Far East region that were primarily attributable to increased sales of both the Group's owned brands and its licensed designer brands.

Retail

Sales through the retail companies amounted to EUR 361.5 m, an increase of 0.5% as compared with sales of EUR 359.6 m posted in 2002. When calculated on a constant exchange rate basis, net sales through the retail companies increased by 7.0%.

The following table sets forth certain data on the sales and store network of De Rigo's two retail chains: Dollond & Aitchison ("D&A"), the Group's British retail chain, and General Optica ("GO"), the Group's Spanish retail chain.


                -------------------------------  -------------------------------  -----------------------------------
                  2002       2003                31 Dec 02   31 Dec 03              31 Dec 02    31 Dec 03
               (euro) in  (euro) in       %        Owned      Owned      Unit      Franchised    Franchised   Unit
                millions   millions    Change      stores     stores    change       stores        stores    change
                -------------------------------  -------------------------------  -----------------------------------

D&A                 236.2      230.8     -2.3%      233        232       -1             147          144      -3

GO                  123.4      130.7     +5.9%      140        142       +2               5           14      +9

                -------------------------------  -------------------------------  -----------------------------------
Total Retail        359.6      361.5     +0.5%      373        374       +1             152          158      +6
                -------------------------------  -------------------------------  -----------------------------------


Sales at D&A grew by 7.5% in Pound Sterling terms, while same store sales per working day increased by 7.6%. In Euro terms, D&A's sales totalled EUR 230.8 m, a decrease of 2.3% as compared with sales of EUR 236.2 m posted in 2002, reflecting the decline in the value of the Pound Sterling against the Euro. Sales of franchised stores during the period amounted to EUR 62.9 m, unchanged as compared with 2002; in Pound Sterling terms, sales of franchised stores increased by 10.1%. The notable increase in D&A's sales in Pound Sterling terms, which was achieved in a very difficult environment marked by a decline in overall demand, was primarily attributable to D&A's aggressive marketing activity. At December 31, 2003, D&A operated a network of 232 owned shops and 144 franchised shops.

GO reported sales of EUR 130.7 m, an increase of 5.9% as compared with sales of EUR 123.4 m posted in 2002. This 5.9% increase was achieved on top of the 11.6% sales increase posted in 2002. Same store sales per working day increased by 4.3%, on top of a 8.5% increase recorded in 2002. Management believes that GO has continued to gain market share in the Spanish market, primarily as a result of the opening of additional company owned stores, the expansion of its franchise network and higher sales of sunglasses, as well as the opening of 2 new stores devoted to sunglasses (1 owned and 1 franchised). At December 31, 2003, GO operated a network of 142 owned shops and 14 franchised shops, having opened a net total of 2 owned shops and 9 franchised shops during 2003.

                                      *****

Ennio De Rigo, Chairman of the De Rigo Group, commented on the 2003 sales results: "We closed successfully a year that had started with difficulty as a result of the negative effect on consumption of the SARS outbreak and the Iraqi war. The decline in our sales results caused by the appreciation of the Euro was largely offset by the impact of good customer response to our licensed brands collections and by the positive results of the strategy of supporting our owned brands collections with well known spokespersons: for 2004, David Beckham, the English national team and Real Madrid football star, will be the spokesperson for the Police brand, while the six time Formula One World Champion Michael Schumacher will be the spokesperson for the Sting brand. The successful implementation of marketing strategies at D&A and store network expansion at GO helped us to continue to gain market share in our retail business. I believe the benefits of this strategy will be reflected in our future retail results."

                                      *****

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date:  February 5, 2004             DE RIGO S.p.A.


                                             By: /s/ Ennio De Rigo
                                                ------------------------
                                             Ennio De Rigo
                                             Chairman of the Board of Directors